UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviane Vice - President Executive Officer

MANUAL FOR ATTENDANCE AT THE ORDINARY GENERAL MEETING

Santander

April 28, 2023



1. **INVITATION** FROM MANAGEMENT

Dear Shareholder,

is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Ordinary General Meeting ("OGM").

This Manual was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

In order to facilitate your analysis and appreciation of the matters to be resolved, this Manual includes the information made available in addition to the Call Notice.

This Manual must be read together with the Management Proposal and other documents related to our General Meeting, available on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm .gov.br) and on the B3 website (www.b3.com.br).

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

DATE & TIME

04/28/2023
3 PM (BRT)

LOCAL

Avenida Presidente Juscelino Kubitschek nº 2041 – 2º mezanino, Vila Olímpia, São Paulo/SP

2. CALL NOTICE

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company of Authorized Capital
CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – ORDINARY GENERAL MEETING -
Shareholders are hereby invited to attend the Ordinary General Meeting ("OGM") to be held on April 28, 2023, at 3:00 PM, at the principal place of business of Banco Santander (Brasil) S.A. ("Santander Brasil" or "Company"), located at Avenida Presidente Juscelino Kubitschek No. 2235 and 2014 – 2nd mezzanine, Vila Olímpia, São Paulo/SP, to resolve upon the following Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2022, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2022 and the distribution of dividends;

(iii) To FIX the number of members that will compose the Board of Directors in the mandate from 2023 to 2025;

(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2023 to 2025; and

(v) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

•Observation for participation and Vote during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

•In person - The shareholders or their legal representatives shall appear at the OGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall leave at the Company's principal place of business, at least seventy-two (72) hours before the OGM is held, a power of attorney granted according to the applicable law;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

Our recommendation to the shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in this Manual.

2. CALL NOTICE

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the multiple voting process for the election of the members of the Board of Directors is 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the shares with voting rights, or 1% (one per cent) of non-voting shares; and

3. The documents related to the matters to be examined and resolved at the OGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, March 27, 2023 – **Deborah Stern Vieitas – Vice Chairwoman of the Board of Directors.**

3. **ATTENDANCE** AT THE MEETING

Santander Brasil shareholders may participate in the OGM in person or by proxy, as specified in item 3.2 below or even by Remote Voting Ballot. Shareholders will be required to provide the following documents to participate in the OGM.

Individual:

- identity document with photo (original or copy)
- proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)

Legal entity:

- corporate documents that prove the legal representation of the shareholder (original or copy)
- legal representative's identity document with photo (original or copy)

Investment fund:

- identity document of the legal representative of the Investment Fund's manager (or of the manager, as the case may be) with photo (original or copy)
- simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the OGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on. In accordance with the provisions of Article 126 of Law No. 6,404/76, shareholders shall attend the Shareholders' Meeting presenting, in addition to the identity document, proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution. The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

3. **ATTENDANCE** AT THE MEETING

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the OGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the OGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the OGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund's manager being responsible for representing the quotaholders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the OGM is held.

However, in order to facilitate shareholders' access to the OGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the OGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the OGM is held.

In case the Shareholder is unable to attend the OGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit 1 to this Manual.

3. **ATTENDANCE** AT THE MEETING

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the OGM, as provided for in item 3 above.

The documents shall be delivered at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Bloco A - Vila Olímpia - São Paulo – SP, 9th floor – Corporate - Legal Department, email: rafael.faria@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Resolution No. 81/22, the Company's shareholders may also vote at shareholders' meetings by means of remote voting, to be formalized through the "remote voting ballot" ("Ballot"), the template of which is available in the Corporate Governance area of the Company's Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I) Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent ("Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 04/20/2023 (including), unless defined otherwise by them.

3. **ATTENDANCE** AT THE MEETING

(II) Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Bookkeeper up to 7 days before the date of the OGM, in the other words, by 04/20/2023 (includding) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/20/2023.

<u>Remote voting ballots received by the Bookkeeper after 04/20/2023 shall be disregarded.</u>

3. **ATTENDANCE** AT THE MEETING

(III) Submittal of the remote voting ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Company up to 7 days before the date of the OGM, in the other words, by 04/20/2023 (including) (i) at the following addressBanco Santander (Brasil) S.A. – Relações com Investidores – Avenida Presidente Juscelino Kubitscheck, 2235 – 26º andar – Vila Olímpia – São Paulo/SP – CEP 04543-011;; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/20/2023.

Remote voting ballots received by the Bookkeeper after 04/20/2023 shall be disregarded.

3. **ATTENDANCE** AT THE MEETING

General Information:

In accordance with Article 44 of CVM Resolution No. 81/22, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

upon termination of the deadline for remote voting, in other words, **by 04/20/2023 (including)**, the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. INFORMATIONS **ABOUT THE AGENDA**

I - To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2022, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report.

The documents presented by the management are:

i. Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;

ii. Comments of the administrative officers on the financial condition of the Company (Item 2 of the Reference Form);

iii. Copy of the Financial Statements and Explanatory Notes;

iv. Opinion of the Independent Auditors;

v. Summary of the report of the Audit Committee; and

vi. Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on February 2nd, 2023, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on February 28th, 2023.

These documents can be found on the electronic address of CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in Exhibit II the Management Proposal.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

II - To DECIDE on the allocation of net income for the year ended on December 31, 2022 and the distribution of dividends

(a) Net Profit Allocation

The Executive Board presents a proposal for the fiscal year 2022 net profit allocation in compliance with the provisions of Article 10, first paragraph, item II and the respective Annex A to CVM Resolution 81/22. Said proposal is contained in the Management Proposal available at the Company headquartes and in our Investor Relations website (www.ri.santander.com.br), as well as at CVM (www.cvm.gov.br) and B3 (www.b3.com.br) websites . We recommend the careful reading of said exhibit.

The net profit of the Company in the fiscal year 2022 was **R$ 12,358,521,447.76**

Management proposes the following allocation for net income for the year 2022:

4. INFORMATIONS **ABOUT THE AGENDA**

1. The amount of R$ 617,926,072.39, to the Company's legal reserve account;

2. The amount of R$6,800,000,000.00, as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on February 01, 2022; April 14, 2022; August 05, 2022; and Ocotober 13, 2022, of which R$5,280,000,000.00 as and Interest on Equity allocated within the mandatory minimum dividends and R$ 1,520,000,000.00 as interim dividends; and

3. The balance of the remaining net profit after the distributions above, to the value of R$ 4,940,595,375.37, for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws.

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed in Management Proposal, the Company management has approved the distribution to its shareholders the global amount of R$6,800,000,000.00, as dividends and Interest on Equity to the shareholders which have been the object of decision in the meetings of the Board of Directors held on February 01, 2022; April 14, 2022; August 05, 2022; and Ocotober 13, 2022, of which R$5,280,000,000.00 as and Interest on Equity allocated within the mandatory minimum dividends and R$ 1,520,000,000.00 as interim dividends and were paid to shareholders based on their respective shares in the share capital of the Company.

.

III. To FIX the number of members that will compose the Board of Directors in the mandate from 2023 to 2025

The Company's management proposes that the Board of Directors comprises of 10 members for a term of office to be effective between the OGM of 2023 and the Ordinary General Meeting of 2025.

4. INFORMATIONS **ABOUT THE AGENDA**

IV. To ELECT the members of the Company's Board of Directors for a term of office from 2023 to 2025

After complying with the applicable governance approvals, the Company proposes to the OGM the election for a new term of two (2) years, of the following candidates recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Position
Deborah Stern Vieitas	Chairwoman and Independent Director
Jose Antonio Alvarez Alvarez	Vice-Chairman
Angel Santodomingo Martell	Director
Deborah Patricia Wright	Independent Director
Ede Ilson Viani	Director
José de Paiva Ferreira	Independent Director
José Garcia Cantera	Director
Marília Artimonte Rocca	Independent Director
Mario Roberto Opice Leão	Director
Pedro Augusto de Melo	Independent Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 11 of CVM Resolution 81/22, can be found in the Management Proposal and other documents related to our General Meeting, available on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm .gov.br) and on the B3 website (www.b3.com.br).

V. To FIX the annual global compensation of the Company´s management and members of Audit Committee

For the period from January to December, 2023, the amount proposed by the management as the annual global compensation for the Company's management (Board of Directors and Executive Board) is of up to R$ 500,000,000.00 (five hundred million Brazilian Reais), covering fixed remuneration, variable remuneration and the stock base remuneration

The amount proposed by the Board of Directors as annual global compensation of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2023 is of up to R$ 4,000,000.00 (four million Brazilian Reais).

Exhibits

EXHIBIT I - TEMPLATE OF **POWER OF ATTORNEY**

PROCURAÇÃO

[SHAREHOLDER], [QUALIFICATION] ("Grantor"), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/MF under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/MF under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 - Bloco A - Vila Olímpia ("Grantees") to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary General Meeting to be held, on first call, on April 28, 2023, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2235 and 2041 - 2nd mezzanine, Vila Olímpia, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2022, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report.

( ) For ( ) Against ( ) Abstention

(ii) To DECIDE on the allocation of net income for the year 2022 and the distribution of dividends.

( ) For ( ) Against ( ) Abstention

(iii) To FIX the number of members that will compose the Board of Directors in the mandate from 2023 to 2025.

( ) For ( ) Against ( ) Abstention

(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2023 to 2025

( ) For ( ) Against ( ) Abstention

(v) To FIX the annual global compensation of the Company´s management and members of Audit Committee;

( ) For ( ) Against ( ) Abstention

EXHIBIT I - TEMPLATE OF **POWER OF ATTORNEY**

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Ordinary General Meeting mentioned above.

[Local], [month] [day], 2023.

____

[Signature of Grantor]

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Deborah Stern Vieitas



Mrs. Deborah Vieitas is Brazilian, has French nationality, and was born on August 21, 1957. She graduated in Public Administration from FGV-SP and in Journalism from the School of Communications and Arts of USP. She also holds a master's degree in Business Administration from FGV-SP and a postgraduate degree in Public Administration from the École Nationale d'Administration. She was CEO of the American Chamber of Commerce for Brazil (Amcham Brasil), from 2015 to 2022. From 2015 to 2017, she was an independent board member of AXA Seguros SA. From 2008 to 2014, she was CEO and member of the Board of Directors of Banco Caixa Geral-Brasil. From 2000 to 2008, she was vice-president of Banco BNP Paribas Brasil, responsible for Large Corporate and Financial Institutions Coverage and for the financing portfolios. From 1998 to 2000, she was vice-president of Banco CCF Brasil in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. She is currently an independent Vice-Chairman of the Board of Directors and coordinator of the Audit Committee of Banco Santander (Brasil) S.A, in addition to being a member of the Risk and Compliance Committee. Since 2022, she holds the position of independent member of BRF's Board of Directors and is a member of the Audit and People Committees.

José Antonio Álvarez Álvarez



Mr. José Antonio Álvarez is Spanish and was born on January 6, 1960. He holds a Bachelor´s Degree (Hons) in Economics and Business from Santiago de Compostela University and a Master´s Degree in Business Administration from the University of Chicago. Mr. Alvarez became Chief Executive Officer of Banco Santander group in January 1st, 2015 and Executive Vice Chairman in January 15th, 2019. Prior to this, he was the bank´s Chief Financial Officer, from 2004 to 2015 and the Head of its Finance Division from 2002 - 2004. Before joining Banco Santander, he was Head of the Finance Division of BBVA (1999 - 2002) and Argentaria (1995 - 1999). Previously, he served as Chief Financial Officer for Banco Hipotecario de España, Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones, and in roles at Banco de Crédito Industrial and Instituto Nacional de Industria. He has served as a member of the boards of directors of Santander Consumer Finance S.A, Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and on the supervisory boards of several of Grupo Banco Santander´s autonomous subsidiaries in Poland, Germany and the United States. He was Chairman of the European Banking Federation and Banking Supervision Committee from 2009 – 2012 and is currently a Member of the Board of Directors of Santander Brasil.

.

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Angel Santodomingo Martell



Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investor Relations Officer since 2014. He started at the Santander Group in 2005 as Head of International Development in the Asset Management unit after which he became Global Responsible for the Group Investor Relations area. Prior to this he was the head of Grupo Fortis in Spain and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he acted as founding member of the nonprofit organization CFA Society in Spain occupying as well different positions including President; and from 2009 to 2014 he was Vice President of AERI's (Asociación Española de Relaciones con Inversores) Board of Directors. He was also Chairman of the Board of Directors of Webmotors S.A. from 2018 to 2021 and CEO of Santander Leasing S.A. Arrendamento Mercantil e Santander Corretora de Seguros, Investimentos e Serviços S.A. from 2018 to 2022. He was the CFO and Investor Relation Officer of Banco Santander (Brasil) S.A. since 2014. Currently he has been appointed as Head of Strategy at Santander Group and Chief of Staff of the Executive Chair of Santander Group

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Deborah Patricia Wright



Mrs. Deborah Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon's Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, and becoming Commercial Vice President in 1994. In 1995 she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar's Group Internet Division from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President/Commercial Vice President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm. She has been acting as a Board Member since 2001. From 2001 to 2005 she served on the Board of the São Paulo American Graded School. From 2005 to 2006 she was a Board Member of CONAR (Brazilian National self-regulatory Board of Advertising). From 2008 to 2009 she was a member of the Board of Directors of the Samaritano Hospital in São Paulo. From 2008 to 2014 she was Board Member for Lojas Renner, a Brazilian publically traded company, specializing in Apparel retail, as well as Chairwoman of their Sustainability Committee from 2012 to 2014. From 2013 to 2016, she was member of the Advisory Board for Eurofarma, 4th largest Brazilian pharmaceutical company, still privately owned and not listed on stock exchange. Currently she is associated with the following entities: Brazilian subsidiary of WCD Group (Women Corporate Directors), of which she co-founded in 2010; Strategy Commission at IBGC (Brazilian Institute of Corporate Governance), where she leads a work and study group of DEI (Diversity , Equity and Inclusion); she is part of AmCham's (American Chamber of Commerce) Strategic Forum of Corporate Governance; and she is an ambassador of the 30% Club and WOB (Women on Boards) and has been involved in advocacy for gender diversity for over a decade. Besides that, she is an independent member of the Board of Directors, a member of the nominations and governance committee and a chairwoman of the Compensation Committee of Banco Santander (Brasil) S.A

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Ede Ilson Viani



Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in accounting sciences and an MBA in Finance from the Instituto de Ensino e Pesquisa – Insper. He was an auditor at Banco Itaú S.A. from 1986 to 1990. he worked at BankBoston S.A. for 16 years as Senior Auditor, Superintendent of Credit Risks, Executive Superintendent of Lending Products and Executive Superintendent of Small and Medium Enterprises. He started at Santander Brasil in 2007 as Director responsible for Small and Medium Enterprises and from July 2010 to 2014 he was Retail Risk Director. From 2014 he was Director responsible for Companies, Governments & Institutions and Agribusiness and subsequently Director responsible for the branch network until December 2019 when he assumed the position of Executive Vice President, responsible for Technology & Operations.

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

José de Paiva Ferreira



Mr. José Paiva is Portuguese and was born on March 1, 1959. He has a specialization in Business Administration from Fundação Getúlio Vargas, and an MBA from The Wharton School of Business, at the University of Pennsylvania. He has worked in financial markets for over 40 years. Mr. Paiva started his career at Banco Bradesco in 1973 and held several positions. Then, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was executive vice president, responsible for the Business, Human Resources, Operations, Technology, Heritage, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he held the position of e-business director for Latin America, for the America Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work at Banco Banespa, as executive vice president responsible for Human Resources, Technology, Operations and Patrimony. In 2003, he became the executive vice president responsible for the Marketing, Products and Retail sectors at Santander Brasil. In 2008, he became the CEO of Santander Brasil, a position he held until the merger with Banco Real, when he became senior executive vice president responsible for the Retail Sector. In March 2011, Mr. Paiva became a member of the Board of Directors of Santander Brasil, and joined the MMitsubishi Corp Group with headquarters in Los Angeles, California, USA as Senior Executive Vice President. From July 2013 to December 2019, he returned to Santander Brasil and served as senior executive vice president responsible for Human Resources, Organization, Equity, Processes, Operations, Technology and Costs. Additionally, he performed the following functions: Executive Director of Febraban (2014 to 2019), Chairman of the Febraban Self-Regulation Board (2016 to 2019), Chairman of the Board of Directors of CIP- Interbank Payment Chamber (2015 to 2018), President of Tecban Council - Banking Technology (2014 to 2015), Advisor of the Cancer Institute - SP (2009 to 2010) and Mentor of the Inova Unicamp Program (2011 to 2013). Currently, Mr. Paiva is a member of the Board of Directors and a member of the Risk and Compliance Committee of Banco Santander (Brasil) S.A .

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

José García Cantera



Mr. Cantera is Spanish and was born on May 26, 1966. He holds a degree in industrial engineering and an MBA from the IE Business School. Mr. Cantera is Senior Executive Vice President of Grupo Santander in Spain. He became Chief Financial Officer and Head of the Financial Management Division in January 2015. Prior to his current role, Mr. Cantera was Head of the Global Wholesale Banking Division, reporting directly to the Group's CEO. In 2006 Mr. Cantera became CEO of Banesto, having joined in September 2003 as Senior Executive Vice President of Wholesale Banking, comprising Corporate Banking, Treasury, Capital Markets, Banesto Bolsa and the bank's international operations. Prior to joining Banesto, Mr. Cantera was a senior executive at Salomon Brothers-Citigroup. He was a member of the Executive Committee of Citigroup EMEA and of the Board of Directors of Citigroup Capital Markets UK and Citigroup EMEA. During his time as an investment analyst in Latin America he was considered the best analyst by several publications including Institutional Investor, Reuters, Extel and Global Investor between 1995 and 2002.

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Marilia Artimonte Rocca



Mrs. Marilia Rocca earned a BA in Business Administration from EAESP/Fundação Getúlio Vargas and an MBA in Management from Columbia University, attending on the Fundação Estudar Scholarship. She is a 2006 Henry Crown Fellow of The Aspen Institute and a member of the Aspen Global Leadership Network. She was CEO of Hinode Group from November 2018 to October 2022, the largest Marketing Multilevel consumer goods company in Brazil, with operations also in Latin America. Previously, she was Ticket's Managing Director in Brazil, a food voucher Edenred Group company. Formerly, she served as vice president at TOTVS, the 6th largest software company worldwide based in São Paulo. From 2008 till 2012, Marilia was a managing partner at Mãe Terra, a natural and organic foods B-Corp sold to Unilever in 2017. Prior to that she co-founded and managed Endeavor Brazil, the most successful NGO supporting innovative entrepreneurship in the country. In 2000, she also co-founded Fundação Brava, a family foundation focused on transferring management tools to the public sector and Brazilian NGOs to boost their effectiveness. From 1995-98, Marilia worked for Walmart as one of the organization's first female directors in Brazil. For 20 years Marilia has served as a board member at privately and public held companies in the Education, IT, Services and Consumer Goods industries. Also, Marilia is an independent Board member and coordinator of the Sustainability Committee of Banco Santander (Brasil) S.A

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Mario Roberto Opice Leão



Mr. Mario Leão is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Escola Politecnica of the Universidade de São Paulo. He joined Santander Brasil in October 2015 as an Executive Director in Corporate and Investment Banking. In July 2017 he became Executive Vice-President of Corporate and SMEs and a member of the executive committee. Since January 2022 he has been the Chief Executive Officer of Santander Brasil. Before joining Santander Brasil, he was a Managing Director in Capital Markets at Morgan Stanley in Brazil from 2008 to 2015, worked for Goldman Sachs from 2006 to 2008 and for Citibank Brasil from 1996 to 2006.

EXHIBIT II - RÉSUMÉS OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Pedro Augusto de Melo



Mr. Pedro Augusto de Melo is Brazilian and was born on November 4, 1961. He has a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu University of Accounting Sciences (São Paulo). Since March 2, 2020 he occupies the position of CEO of the Brazilian Institute of Corporate Governance (IBGC). He is also member of the Governance Committee of Amcham Brasil and executive of the Union of Accounting Companies - SESCON. He developed his career in Deloitte and KPMG audit areas. From 2008 to 2017, he was CEO of KPMG Brazil, accumulating, in 2015, the position of CEO for KPMG South America. On October 1, 2017, he assumed the roles of COO for South America and Leader of Customers and Markets for South America until he retired from the firm in early 2020. He also actively participated in other levels of Governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON - Brazilian Institute of Independent Auditors between 2009 and 2010. Currently, he is is an independent member of board of directors and the coordinator of Risk and Compliance Committee of the Banco Santander (Brasil) S.A..